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RECEIVED
JUN -5 A 6:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024101

SEC FILE NO. 82-35004

June 1, 2007

SUPPL

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of four announcements.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1339.

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Very Truly Yours,

Sandhya Ganapathy

Sandhya Ganapathy

cc: David McMahon
SK 23121 0001 765195 v6

dw 6/5

Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	ECDC Intention to Float
Released	07:00 30-May-07
Number	3848X

RNS Number:3848X
Charlemagne Capital Limited
30 May 2007

30 May 2007

Charlemagne Capital Limited
European Convergence Development Company plc to list on AIM

Charlemagne Capital ("Charlemagne") the specialist emerging markets equity investment management group, which launched and manages the European Convergence Development Company plc a company incorporated in the Isle of Man, ("ECDC" or "the Company") today announces ECDC's intention to seek admission to trading of its shares on the AIM market of the London Stock Exchange. Panmure Gordon (Broking) Limited is to act as the Company's Nominated Adviser and Broker to the intended listing.

ECDC is a property investment company and was launched in September 2006 with an initial private fund raising of €30 million. The Company's funds are now over 75% committed and it is proceeding with an AIM listing. At the same time, ECDC will issue shares to institutional investors at €0.95 each raising up to €60 million.

ECDC's investment strategy is to take advantage of co-development financing opportunities predominantly in Romania and Bulgaria with the ability also to invest in Turkey, Croatia and Slovakia as opportunities arise. The Company co-invests in real estate development projects where the developer is also co-investing in the project, with targeted IRR's of 35%. The Company's primary focus is the residential and retail property arena but it also invests in the commercial and industrial sectors.

The Eastern European property market presents significant growth opportunities. ECDC invests principally in countries that are members of the EU (i.e. Bulgaria and Romania), but which are at a development stage behind that of neighbouring countries such as Hungary and Poland. Since launch, ECDC has invested in schemes including the mixed leisure and retail centre, Galleria Plovdiv in Bulgaria and the residential complex at Asmita Gardens in Bucharest, Romania.

Admission is expected to be on or about 21 June 2007.

David Curl, who heads up Charlemagne's private equity and real estate activities commented: "ECDC presents a fantastic opportunity to capitalise on the excellent growth prospects currently available from investing in real estate development projects in Romania and Bulgaria. The economic environment in the markets in which ECDC invests provides the ideal conditions for achieving our targeted returns. We are now seeing the same environment as we saw in Poland and Hungary a few years ago and expect these markets to evolve in the same way. We have already experienced a marked yield convergence with Poland, Hungary and the

Czech Republic over the last two years and hence believe that developers now have every incentive to take the development risk."

An Admission Document containing details of the Company is available from Charlemagne Capital (UK) Limited.

Enquiries

Charlemagne Capital (UK) Limited Varda Lotan, Marketing Director	020 7518 2100
Smithfield Consultants John Kiely George Hudson Anne Howalt	020 7360 4900
Panmure Gordon (Broking) Limited Hugh Morgan Jonathan Lack	020 7459 3600

Notes to Editors

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

The OCCO fund range is Charlemagne Capital's hedge fund range, consisting of the OCCO Eastern European, Global Emerging Markets, Asia and Latin America funds. All of the OCCO funds employ a long/short equity strategy investing across global emerging markets with a bottom up approach. The funds aim to produce consistent absolute & risk adjusted performance by exploiting inefficiencies in the markets through both long & short positions. The funds have a maximum standard deviation target of 12% p.a.

Through the strong long-term investment performance track record of its principal funds, Charlemagne Capital has established itself as a market leader in emerging markets investment management. Its performance has been recognised through numerous awards and top rankings for its funds, including the 2005 Standard and Poor's 5-year best performing fund award in Austria, the 2006 Swiss Lipper Leaders 5-year award winner for Emerging Markets Europe and an AAA-rating by Standard & Poor's for its Magna Eastern European Fund (a sub-fund of Magna Umbrella Fund Plc).

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S of the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this

announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of the Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this announcement should be construed as a profit forecast.

This information is provided by RNS
The company news service from the London Stock Exchange

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AFX UK Focus Story

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Company	CHARLEMAGNE CAPITAL LD ORD USD0.01
TIDM	CCAP
Headline	ECDC seeks AIM listing to raise up to 60 mln eur via institutional placing
Released	09:31 30-May-07
Number	093121.30052007

LONDON (Thomson Financial) - Charlemagne Capital Ltd said European Convergence Development Company PLC seeks a listing on AIM and plans to raise up to 60 mln eur through an institutional placing at 0.95 eur per share.

ECDC is a property investment company launched and managed by Charlemagne.

The group said it expects the shares will be admitted for trading on AIM on or around June 21.

TFN.newsdesk@thomson.com

npr/ran/jfr

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Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Transaction in Own Shares
Released	07:00 31-May-07
Number	4674X

RNS Number:4674X
Charlemagne Capital Limited
31 May 2007

31st May 2007

Charlemagne Capital
Purchase of own shares for cancellation

Charlemagne Capital Limited ("Charlemagne", the "Company") announces that on Wednesday 30th May 2007 it purchased for cancellation 750,000 Ordinary Shares of US$0.01 each in the Company through UBS Limited at a price, before expenses, of 73.5 pence.

As a result of these purchases and cancellations, Charlemagne will have 289,154,872 Ordinary Shares of US$0.01 each in issue.

At its Annual General Meeting held on 14th May 2007, Charlemagne was authorised by its shareholders to purchase up to 29,406,177 of its ordinary shares subject to certain conditions as outlined in the resolution.

Enquiries

Charlemagne Capital David McMahon, Company Secretary	01624 640200
Smithfield Consultants John Kiely George Hudson	020 7360 4900

Notes to editors

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Transaction in Own Shares
Released	07:00 17-May-07
Number	7303W

RNS Number:7303W
Charlemagne Capital Limited
17 May 2007

17 May 2007

Charlemagne Capital

Purchase of own shares for cancellation

Charlemagne Capital Limited ("Charlemagne", the "Company") announces that on Wednesday 16th May 2007 it purchased for cancellation 500,000 Ordinary Shares of US$0.01 each in the Company through UBS Limited at a price, before expenses, of 76 pence.

As a result of these purchases and cancellations, Charlemagne will have 289,904,872 Ordinary Shares of US$0.01 each in issue.

At its Annual General Meeting held on 14th May 2007, Charlemagne was authorised by its shareholders to purchase up to 29,406,177 of its ordinary shares subject to certain conditions as outlined in the resolution.

Enquiries

Charlemagne Capital 01624 640200
David McMahon, Company Secretary

Smithfield Consultants 020 7360 4900
John Kiely
George Hudson

Notes to editors

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

This information is provided by RNS
The company news service from the London Stock Exchange

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